Mail Stop 4561

November 25, 2008

Via U.S. mail and facsimile
Michael C. Wu
General Counsel
Rosetta Stone Inc.
1101 Wilson Blvd., Suite 1130
Arlington, Virginia 22209

> **Re:** **Rosetta Stone Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed November 5, 2008**
> **File No. 333-153632**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 46

1. We note the revisions made to your disclosure in response to prior comment number 8 and we believe that you should revise your disclosures to describe the methodologies and assumptions used in more detail. You should ensure that your disclosures include quantitative information regarding the significant assumptions used for each of the valuation periods, including, but not limited to, growth rates, discount rates, market multiples, and any weighting of outcomes or valuation methods. You should also revise to:

   - Discuss the comparative transactions and companies used and explain why the Company believed these transactions and companies were comparable;

   - Describe, in detail, the assumptions used under both the option-pricing and probability expected return methods and the reasons for the any changes in assumptions from August 31, 2007 to the present.

2.   Please tell us more about the factors that led to the significant increase in the underlying fair value between the May 2007 and August 2007 valuations. In this regard, we note that although your EBITDA multiple increased significantly, your trailing twelve month revenue and EBITDA and forecasted revenue and EBITDA all decreased.

3.   We note your response to prior comment number 11. Please note that we may have further comment once you determine your proposed IPO price or become aware of the estimated price range.

Comparison of the Nine Months Ended September 30, 2008 and the Nine Months Ended September 30, 2007

Revenue, page 56

4.   We note your response to our prior comment 14 of our letter dated October 21, 2008 and we believe that further quantification is warranted. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which increases in revenue are attributable to increases in prices, volume or the introduction of new products or services. We note that you have not disclosed the dollar amount of the increase in revenue attributed to the increase in unit sales and the increase in average selling price, or the actual number of units sold and the average selling price in the period compared to the corresponding prior period. Please revise your discussion of revenue, here and throughout your MD&A, to disclose the dollar amount of the increase in revenue attributed to the increase in unit sales and the increase in average selling price. Tell us how you considered disclosing the actual number of units sold and the average selling price in the period compared to the corresponding prior period. Refer to Section III.D of SEC Release No. 33-6835.

5.   We note your response to comment 15 of our letter dated October 21, 2008. Please clarify that upon introduction of new products, the sales of new products effectively replace previous products.

 Liquidity and Capital Resources

 Cash Flow Analysis, page 68

6.   We note the revisions made in response to prior comment number 18 and we continue to believe that more expanded disclosure is warranted. For example, your disclosures indicate that in 2006 your operating cash flow was impacted by a "$8.5 million reduction in working capital" however you provide no discussion of why these changes occurred and how they impacted operating cash flow. Please revise your disclosures throughout this section to include a more detailed discussion of the

underlying reasons for changes in working capital items that affect operating cash flows. See Section IV.B.1 of SEC Release 33-8350.

Executive Compensation

Determining the Amount of Each Element of Compensation

Overview, page 96

7. In response to comment 22 of our letter dated October 21, 2008, you state that as a private company you have not tied the compensation of your executive officers to the compensation of any particular peer group. However, you then provide a list of peer group companies and say that the peer group was utilized by the compensation committee for comparative purposes in determining 2007 compensation. Expand your discussion to explain more fully how the comparative group was used by the committee, and more particularly what the committee concluded concerning whether and how its compensation is "competitive with similarly sized companies in related industries."

Please also tell us whether you used any compensation consultants in assisting you in determining the compensation to pay to your NEOs. We note your statement that you commissioned third party compensation studies to help provide a guide as to whether your compensation is competitive.

Variable Pay, page 97

8. In response to comment 25 of our letter dated October 21, 2008, you provided a general explanation of the awards made to your NEOs. Please provide an analysis of how you arrived at, and why you paid, or did not pay, the compensation for each NEO for fiscal year 2007. You should describe the specific accomplishments of each NEO that resulted in the award to enable shareholders to better understand the nature of their accomplishments and how they benefited the company.

Allocation of Equity Compensation Awards, page 99

9. We note your response to comment 27 of our letter dated October 21, 2008, and your representation that in a future amendment you will explain the business purpose of the 2008 awards to NEOs and how they are consistent with your goals and policies. We will evaluate that response when it is provided and may have further comments.

Description of Capital Stock

Certificate of Incorporation and Bylaws

Special Stockholder Meetings, page 118

10. We note your statement that only the chairperson of the Board or a majority of the authorized number of your directors may call a special meeting of the stockholders. However, section 1.2 of your second amended and restated bylaws allows only a majority of the Board to call a special meeting. Please advise.

Financial Statements

Note 10. Stock-Based Compensation, page F-27

11. We note the table you added in response to prior comment number 38. It appears that the column labeled "Aggregate Intrinsic Value Per Share at Grant Date" does not represent per share amounts. Rather, it represents the total intrinsic value for all options granted that day. Please revise accordingly.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Marc Thomas at (202) 551-3452 or, in his absence, Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at 202-551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P Shuman
Branch Chief

cc: Brian P. Penske, Esq. (by facsimile, 713-651-5246)